Exhibit 99.1

JM Group Limited Provides Update Regarding Trading Halt of its Securities

Hong Kong, March 6, 2026 (GLOBE NEWSWIRE) -- JM Group Limited (NYSE American: JMG) (the “Company” or “JMG”), a Hong Kong-headquartered sourcing and wholesale solutions provider for a wide array of consumer products, today provided the following updates regarding the Company’s response to the trading halt placed by the New York Stock Exchange (“NYSE”) and the relevant regulatory inquiries previously announced by the Company on February 2, 2026.

As previously disclosed, following the NYSE’s decision to continue the trading halt of our securities on January 15, 2026 at the expiration of the trading suspension order initiated by the Securities and Exchange Commission (the “SEC”), a special committee (the “Special Committee”) was formed on January 30, 2026 by the Company’s board of directors, consisting of Man Chiu Kit and Sze Wai Li, both independent directors of the Company, to oversee the Company’s response to the trading halt and the relevant regulatory inquiries from the SEC and NYSE. The Special Committee is authorized to access all documents, records and information of the Company, and to conduct interviews with any employee, officer and director of the Company, as the Special Committee deemed appropriate to carry out its duties.

The Special Committee is currently overseeing an internal investigation (the “Internal Investigation”) into the circumstances relating to the trading halt. At the direction of the Special Committee, the Company has engaged Robinson & Cole LLP, the Company’s outside counsel, to assist the Special Committee in the Internal Investigation.

The Company is committed to releasing additional information concerning the Internal Investigation in due course and is committed to taking appropriate measures to improve its internal controls.

In addition, the Company remains fully committed to cooperating with the SEC and NYSE in their respective investigations regarding the circumstances triggering the trading halt. Since the SEC’s trading suspension on January 14, 2026, the Company has produced multiple batches of documents and maintained ongoing correspondence with the SEC in response to their ongoing investigation. Similarly, the Company has produced numerous documents and maintained ongoing correspondence with the NYSE regarding their separate investigation. The Company will provide further updates regarding the relevant investigations as appropriate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; its ability to compete in the Hong Kong and US markets; the economic and business conditions globally and in Hong Kong and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.